UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

VIMPELCOM LTD.
(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share
(Title of Class of Securities)

G9360W 107 (Common Stock)
(CUSIP Number)

Franz Wolf
CTF Holdings Limited
Suite 2, 4 Irish Place
Gibraltar
+350 200 41977
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexei Reznikovich
Altimo Holdings & Investments Ltd.
Str. Novy Arbat, build. 21
GSP-2
119992 Moscow, Russia
+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Coöperatief U.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Ltd. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person

OO, HC

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Overseas Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Holdings S.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Roniju Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

Item 1. Security and Issuer.

This Amendment No. 14 (this "Amendment") to the Statement on Schedule 13D relates to the common stock, nominal value US$0.001 per share (the “Common Stock”) of VimpelCom Ltd. (“VimpelCom”).  The initial Statement on Schedule 13D, previously filed jointly by Altimo Coöperatief U.A. (“Altimo Coop”), Eco Telecom Limited, Altimo Holdings & Investments Ltd. (“Altimo”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of VimpelCom is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Altimo Coop;

(ii)	Altimo;

(iii)	CTF Holdings;

(iv)	Letterone Overseas Investments Limited (“LOIL”);

(v)	Letterone Holdings S.A. (“Letter One”)

(vi)	Roniju Holdings Limited ("Roniju"); and

(vii)	Crown Finance.

The Statement, as hereby amended, relates to the shares of Common Stock held for the account of Altimo Coop.  See Item 5.

The Reporting Persons

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company. Current information concerning the identity and background of the directors and officers of Altimo Coop and persons controlling Altimo Coop is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo directly and indirectly owns 100% of the membership interests in Altimo Coop and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Altimo and persons controlling Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of CTF Holdings and persons controlling CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LOIL is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of LOIL is to function as an intermediate holding company. LOIL directly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of LOIL and persons controlling LOIL is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Letter One is a Luxembourg company, with its principal address at 3, boulevard du Prince Henri, L-1724, Luxembourg. The principal business of Letter One is to function as a holding company. Letter One is the sole shareholder of LOIL and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Letter One and persons controlling Letter One is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Roniju is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of Roniju is to function as a holding company. Roniju directly owns a majority of the shares of Letter One and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Roniju and persons controlling Roniju is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of Roniju and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Altimo Coop.Current information concerning the identity and background of the directors and officers of Crown Finance and persons controlling Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As stated below, on December 2, 2013, CTF Holdings completed an internal reorganization. As part of that reorganization, the majority shareholding that it indirectly held in Altimo was transferred  to LOIL. As part of the internal reorganization, no external funds were used.

Item 4. Purpose of Transaction.

On December 2, 2013, CTF Holdings completed an internal reorganization. As part of such reorganization, the majority shareholding that it indirectly held in Altimo was transferred  to LOIL.

As previously described in this Statement, on October 4, 2009, certain Alfa Parties entered into a Registration Rights Agreement with VimpelCom Ltd. and certain Telenor Parties. On November 27, 2013, the Alfa Parties, the Telenor Parties and VimpelCom Ltd. entered into an assignment, assumption and amendment agreement (the "Registration Rights Amendment") pursuant to which Telenor East transferred its rights and obligations under the Registration Rights Agreement to Telenor East Holding and the parties made certain technical amendments to the Registration Rights Agreement.

The preceding summary of the Registration Rights Amendment and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the following documents, each of which is incorporated herein by reference:

(i) the Registration Rights Agreement, dated October 4, 2009, a conformed copy of which is attached as Exhibit 99.4 to the Statement on Schedule 13D in respect of VimpelCom Ltd., filed on April 30, 2010; and

(ii) the Registration Rights Amendment, a conformed copy of which is attached hereto as Exhibit 99.2.

Subject to various factors (including, without limitation, VimpelCom's business and prospects, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at VimpelCom and applicable law), the Reporting Persons may acquire or dispose of securities of VimpelCom. Any purchases or dispositions of securities in VimpelCom may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom; there can be no assurance that the Reporting Persons will acquire or dispose of securities of VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Altimo Coop is the direct beneficial owner of 986,572,563 shares of Common Stock , representing approximately 56.2% of VimpelCom's outstanding Common Stock.  Each of Altimo Coop, Altimo, LOIL, Letter One, Roniju and Crown Finance may be deemed the beneficial owner of the 986,572,563  shares of Common Stock, representing approximately 56.2% of VimpelCom's outstanding Common Stock, held for the account of Altimo Coop.

The 986,572,563 shares of Common Stock held for the account of Altimo Coop represent approximately 47.85% of VimpelCom's voting capital.  To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock or Preferred Stock (other than as described in this Item 5).  Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The above calculated percentages are based on 1,756,731,135 shares of Common Stock (1,628,199,135 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013, plus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement) and 305,000,000 shares of Preferred Stock (433,532,000 shares outstanding as of March 15, 2013, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013,  minus the 128,532,000 shares of Preferred Stock converted into Common Stock, as previously described in this Statement).

(b) Each of Altimo Coop, Altimo, LOIL, Letter One, Roniju and Crown Finance may be deemed to have sole power to direct the voting and disposition of 986,572,563 shares of Common Stock held for the account of Altimo Coop.

(c) Other than as reported in Item 4 above, the persons listed in Item 5(a) have not effected any transactions with respect to the Common Stock or Preferred Stock since the most recent filing of Schedule 13D.

(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) CTF Holdings ceased to be the beneficial owner of VimpelCom Common Stock and Preferred Stock on December 2, 2013 following completion of the internal reorganization described in Item 4 above. CTF Holdings no longer has any beneficial ownership interest in VimpelCom securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Registration Rights Amendment in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation

Exhibit 99.1
Joint Filing Agreement, dated December 13, 2013, by and among Altimo Coöperatief U.A., Altimo Holdings & Investments Ltd., CTF Holdings Limited, Crown Finance Foundation, Letterone Overseas Investments Limited, Letterone Holdings S.A. and Roniju Holdings Limited

Exhibit 99.2
Assignment, Assumption and Amendment Agreement, dated as of November 27, 2013, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Telenor East Holding II AS, Altimo Cooperatief U.A., and Altimo Holdings & Investments Ltd.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 13, 2013	ALTIMO HOLDINGS & INVESTMENTS LTD.

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 13, 2013	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 13, 2013	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

Date: December 13, 2013	ALTIMO COÖPERATIEF U.A.

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 13, 2013	LETTERONE OVERSEAS INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 13, 2013	LETTERONE HOLDINGS S.A.

	By:	/s/ Jonathan Muir
	Name:	Jonathan Muir
	Title:	Director

Date: December 13, 2013	RONIJU HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

ANNEX A

Altimo Coöperatief U.A.

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company.

During the past five years, Altimo Coop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo Coop from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo Coop and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Yuri Mikhailenko, Director	UK
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Franz Wolf, Director	Germany
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Eleonora Jongsma, Director	The Netherlands	General Manager, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ.

Alexandra van Hellenberg Hubar-van Haaften, Director	The Netherlands	Commercial Director, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ.

To the best of Altimo Coop's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Altimo Holdings & Investments Ltd.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company.  The business telephone number for Altimo and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Altimo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Geoffrey Piers Hemy Director	United Kingdom	Director, Grand Financial Group Limited, investment holding company, Griva Digeni 115, Limassol, Cyprus.

Olga Kichatova Director	Russia	Director of Finance, MRO CTF CONSULTANCY LTD., consulting services to CTF Holding Ltd., Office 351, Floor 5, Entrance 3, building 11, Bolshoi Savvinsky Pereulok, 119435 Moscow, Russia.

Yuri Mikhailenko Director	Russia
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Alexei Reznikovich Chief Executive Officer	Russia
Chairman of the Supervisory Board, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia.

Franz Wolf Director	Germany	Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar. Director, Altimo Holdings & Investments Ltd., holding

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)

company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

To the best of Altimo's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Overseas Investments Limited

LOIL is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of LOIL is to function as an intermediate holding company. The business telephone number for LOIL and all its executives and members of the board of directors is + 350 200 41977.

During the past five years, LOIL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LOIL from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LOIL and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with LOIL	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Vitalij Farafonov Director	UK	Deputy CFO, Letterone Holdings S.A., 3 Boulevard du Prince Henri, L-1724, Luxembourg. Director, Letterone Overseas Investments Limited, 28

Name and Present Position with LOIL	Citizenship	Principal Occupation / Business Address(es)
Irish Town, Gibraltar. Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

To the best of LOIL's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Holdings S.A.

Letter One is a Luxembourg company, with its principal address at 3, boulevard du Prince Henri, L-1724, Luxembourg. The principal business of Letter One is to function as a holding company.  The business telephone number for Letter One and all its executives and members of the board of directors is +352 2647 0630.

During the past five years, Letter One has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Letter One from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Letter One and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Letter One	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Russia
Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa-Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia.

Member of the International Advisory Board of the Council on Foreign Relations (USA).

German Khan Director	Russia	Chairman of the Advisory Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022

Name and Present Position with Letter One	Citizenship	Principal Occupation / Business Address(es)

Moscow, Russia.

Chairman of the Advisory Committee of A1, Russia.

Member of the Advisory Committee of Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Alexey Kuzmichev Director	Russia
Member of the Advisory Committee of A1 Group Limited, investment company, 12 Krasnopresnenskaya Embankment, Moscow, Russia.

Member of the Advisory Committee of Altimo, investment company, 11 Savvinskaya Embankment, 119435 Moscow, Russia.

Member of the Advisory Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors, OJSC Alfa Bank, banking, 11  Mashy Poryvaevoy St., 107078 Moscow, Russia.

Chairman of the Board of Directors, JSC “AlfaStrakhovanie”, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia.

Chairman of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa-Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Chairman of the Russia-Latvia Business Council, business association, Ilyinka 6, Moscow, Russia.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia.

Member of the Board of Directors of the Russian Economic School, academic institution, Nakhimovsky Prospekt 47, Moscow, Russia.

Member of President’s Council on International Activities of Yale University (USA).

Trustee of the Boards of the center for Economic Policy Research (CEPR) in Great Britain.

Co-Chairman of the Board of Trustees of the Pushkin State Museum of Fine Arts and of the Russian

Name and Present Position with Letter One	Citizenship	Principal Occupation / Business Address(es)
Geographical Society, Russia. Member of the Presidium of Russian International Affairs Council (RIAC), Russia. Professor at the State University Higher School of Economics, Russia.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Alfa Asset Management, asset management company, 6th Floor, Bldg. 32/1, Sadovaya-Kudrinskaya, 123001 Moscow, Russia.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie Group, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia.

Member of the Supervisory Board of Alfa-Bank Ukraine, banking, Ukraine.

Jonathan Muir Class I Director	UK
CEO, Letterone Holdings S.A., 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director, Letterone Corporate Partner Sarl, 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director, Letterone Investment Holdings Sarl, 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director, LTS Advisory Limited, 4th Floor, Reading Bridge House, George Street, Reading, England, RG1 8LS.

Director, L1 Energy Limited, 4th Floor, Reading Bridge House, George Street, Reading, England, RG1 8LS.

Director, Letterone Telecom Limited, 4th Floor, Reading Bridge House, George Street, Reading, England, RG1 8LS.

Pavel Nazariyan Class I Director	Russia
Director, Alfa Finance Holdings S.A., Trident Chambers, P.O. Box 146, Road Town, Tortola.

Director, ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director, Letterone Treasury Services S.A., 3 Boulevard du Prince Henri, L-1724, Luxembourg.

Director of several other direct or indirect subsidiaries of Alfa Finance Holdings S.A. and Letterone Holdings S.A.

Nigel Robinson Class I Director	UK	Director of Corporate Development, Finance and Control, CTF Consultancy Ltd., holding company,

Name and Present Position with Letter One	Citizenship	Principal Occupation / Business Address(es)

Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia.

Member of the Consultative Committee of Altimo, investment company, Savvinskaya Embankment 11, Floor 3, 119435 Moscow, Russia.

Member of the Consultative Committee of A1 Group, investment company, Krasnopresnenskaya Embankment 12, WDC-2, Entrance 7, Floor 13, 123610 Moscow, Russia.

Member of the Consultative Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

David Gould Class I Director	UK
Deputy Director of Corporate Development, Finance and Control, CTF Consultancy Ltd., holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia.

Member of X5 Retail Group N.V., food retail company. Prins Bernhardplein 200 1097 JB, Amsterdam, The Netherlands.

Member of Consultative Committee of Alfa Finance Holdings S.A., investment holding company, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Member of Consultative Committee of ABH Holdings S.A., bank holding company, 3 Boulevard du Prince Henri, L-1724, Luxembourg.

To the best of Letter One's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Roniju Holdings Limited

Roniju is a Gibraltar limited liability company, with its principal address at 28 Irish Town, Gibraltar. The principal business of Roniju is to act as a holding company.  The business telephone number for Roniju and all its executives and members of the board of directors is + 350 200 41977.

During the past five years, Roniju has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Roniju from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Roniju and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Roniju	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Roniju Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

To the best of Roniju's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alja Investments Limited

Alja Investments Limited ("Alja") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of Alja is to function as a holding company.  The business telephone number for Alja is +1 284 494 2233, ext. 2270.

During the past five years, Alja has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alja from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Dendar Investment Fund Limited

Dendar Investment Fund Limited ("Dendar") is a company incorporated in Gibraltar, with its principal address at 57/63 Line Wall Road, Gibraltar.  The principal business of Dendar is to function as a holding company.  The business telephone number for Dendar is +357 22 873860.

During the past five years, Dendar has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Dendar from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Fairacre Holdings Limited

Fairacre Holdings Limited ("Fairacre") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Fairacre is to function as a holding company.  The business telephone number for Fairacre is +357 22 555 800.

During the past five years, Fairacre has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Fairacre from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Grand Financial Group Limited

Grand Financial Group Limited ("Grand") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Grand is to function as a holding company.  The business telephone number for Grand is +44 1381 698123.

During the past five years, Grand has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Grand from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

OOO MyBank

OOO MyBank ("MyBank") is a company incorporated in Russia, with its principal address at 35.3 Khoroshevoc Shosse, 123007 Moscow, Russia.  The principal business of MyBank is to function as a banking business.

During the past five years, MyBank has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining MyBank from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

R&B Investments Limited

R&B Investments Limited ("R&B") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of R&B is to function as a holding company.  The business telephone number for R&B and all its executives and members of the board of directors is +1 284 494 2233, ext. 2270.

During the past five years, R&B has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining R&B from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Thoro Holding Ltd.

Thoro Holding Ltd. ("Thoro") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Thoro is to function as a holding company.  The business telephone number for Thoro is +357 25 353520.

During the past five years, Thoro has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Thoro from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CTF Holdings Limited

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF is to function as a holding company.  The business telephone number for CTF and all its executives and members of the board of directors +350 200 41 981.

During the past five years, CTF has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining CTF from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of CTF and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with CTF Holdings Limited	Citizenship	Principal Occupation / Business Address(es)
Yuri Mikhailenko Director	UK
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of CTF Holdings Limited.

To the best of CTF's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Crown Finance Foundation

Crown Finance Foundation is a Liechtenstein foundation, with its principal address at Am Schrägen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance Foundation is investment and management of the assets and capital of the foundation.  The business telephone number for Crown Finance Foundation and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Crown Finance Foundation has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Crown Finance Foundation from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Crown Finance Foundation and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Crown Finance Foundation	Citizenship	Principal Occupation / Business Address(es)
Christian Rosenow Director	Switzerland	CEO and President of the Board, CBRPrivatinvest AG, financial advisory services, Talstrasse 66, CH-8001, Zurich, Switzerland.

Dr. Norbert Seeger Director	Liechtenstein	Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein.

Lars Heidbrink Director	Germany	Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein.

To the best of Crown Finance Foundation 's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alexandra Financial Services Ltd.

Alexandra Financial Services Ltd. ("Alexandra") is a company incorporated in Gibraltar, with its principal address at Suite 2 B, 143 Main Street, Gibraltar.  The principal business of Alexandra is to function as a holding company.  The business telephone number for Alexandra is +41 43 344 74 20.

During the past five years, Alexandra has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alexandra from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Balfour Investments Limited

Balfour Investments Limited ("Balfour") is a company incorporated in Gibraltar, with its principal address at 28 Irish Town, Gibraltar. The principal business of Balfour is to function as a holding company.  The business telephone number for Balfour and all its executives and members of the board of directors is + 350 200 41977.

During the past five years, Balfour has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Balfour from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Supervisory Board of Alfa Group Consortium

The "Supervisory Board" coordinates the strategic development of a group of affiliated entities, often referred to as the "Alfa Group Consortium," which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium.  The business telephone number for all the members of the Supervisory

Board of Alfa Group Consortium is +7 495 981 4453.

The members of the Supervisory Board of the Alfa Group Consortium and their respective positions and business backgrounds are identified below:

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Petr Aven Member	Russia
Member of the Board of Directors, OJSC Alfa Bank, banking, 11  Mashy Poryvaevoy St., 107078 Moscow, Russia.

Chairman of the Board of Directors, JSC “AlfaStrakhovanie”, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia.

Chairman of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa-Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Chairman of the Russia-Latvia Business Council, business association, Ilyinka 6, Moscow, Russia.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia.

Member of the Board of Directors of the Russian Economic School, academic institution, Nakhimovsky Prospekt 47, Moscow, Russia.

Member of President’s Council on International Activities of Yale University (USA).

Trustee of the Boards of the center for Economic Policy Research (CEPR) in Great Britain.

Co-Chairman of the Board of Trustees of the Pushkin State Museum of Fine Arts and of the Russian Geographical Society, Russia.

Member of the Presidium of Russian International Affairs Council (RIAC), Russia.

Professor at the State University Higher School of Economics, Russia.

Dmitri Dorofeev Member	Russia
Director of Group Portfolio Management and Control, CTF Consultancy Ltd., holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia.

Chairman of the Supervisory Board of X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia.

Alexandr Fain Member	Russia	General Director, Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., 123619

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Moscow.

Mikhail Fridman Chairman	Russia
Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa-Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia.

Member of the International Advisory Board of the Council on Foreign Relations (USA).

German Khan Member	Russia
Chairman of the Advisory Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

Chairman of the Advisory Committee of A1, Russia.

Member of the Advisory Committee of Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Andrei Kosogov Member	Russia
Member of the Board of Directors of Alfa Asset Management, asset management company, 6th Floor, Bldg. 32/1, Sadovaya-Kudrinskaya, 123001 Moscow, Russia.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie Group, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia.

Member of the Supervisory Board of Alfa-Bank Ukraine, banking, Ukraine.

Alexey Kuzmichev Member	Russia	Member of the Advisory Committee of A1 Group Limited, investment company, 12 Krasnopresnenskaya Embankment, Moscow, Russia. Member of the Advisory Committee of Altimo, investment

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)

company, 11 Savvinskaya Embankment, 119435 Moscow, Russia.

Member of the Advisory Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

Member of the Supervisory Board of ABH Holdings S.A. (holding company of Alfa Banking Group), 3 Bld. du Prince Henri, L-1724, Luxembourg.

Alexei Reznikovich Member	Russia
Chairman of the Supervisory Board, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands.

Nigel John Robinson Member	United Kingdom
Director of Corporate Development, Finance and Control, CTF Consultancy Ltd., holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia.

Member of the Consultative Committee of Altimo, investment company, Savvinskaya Embankment 11, Floor 3, 119435 Moscow, Russia.

Member of the Consultative Committee of A1 Group, investment company, Krasnopresnenskaya Embankment 12, WDC-2, Entrance 7, Floor 13, 123610 Moscow, Russia.

Member of the Consultative Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

Mikhail Khabarov Member	Russia	President of Company A1, investment company, 12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia. Chairman of the Board of Directors of Alfa Capital Management.

Igor Udovichenko Member	Russia	Chief Executive Officer of Rosvodokonal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia.

To the best of Alfa Group Consortium's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.